September 18, 2025

Goh Kwang Yong
Chief Executive Officer
APEX Global Solutions Ltd
1 Tuas View Place, #03-14
Westlink One
Singapore 637433

       Re: APEX Global Solutions Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 8, 2025
           File No. 333-289708
Dear Goh Kwang Yong:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed September 8, 2025 Report of Independent Registered Public Accounting Firm, page F-2

1. We note from your disclosure on page F-7 that the financial statements have been retroactively adjusted to reflect the voluntary surrender of the Class A and Class B ordinary shares by your shareholders on September 4, 2025 and the subsequent retirement of such shares. Given the retrospective presentation of the share reorganization in the historical financial statements, please request that your independent auditor provide you with a dual-dated or re-dated audit report as well as an updated consent to reflect the revised audit report.
 September 18, 2025
Page 2

       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing